Exhibit 99.1

Professor Daniel Brodie, the President of the International Extracorporeal Organization (ELSO) and Director of Critical Care from New-York Columbia - Presbyterian Hospital, Has Joined Inspira Technologies’ Advisory Board

Ra’anana, Israel, January 19, 2022 – Inspira Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira Technologies”), a groundbreaking respiratory support technology company, announced today that Professor Daniel Brodie, an expert in critical care medicine and extracorporeal life support methods, has joined Inspira Technologies’ Scientific Advisory Board.

Prof. Brodie’s appointment to the Scientific Advisory Board follows the appointments of Prof. Eddy Fan and Dr. Stephan Ledot, world-renowned key opinion leaders in intensive care medicine and extracorporeal life support.

Prof. Brodie is the Section Chief for Critical Care within the Division of Pulmonary, Allergy and Critical Care Medicine, the Director of the Adult ECMO Program and the Director of the Center for Acute Respiratory Failure at the Columbia University/New York-Presbyterian Hospital.

Prof. Brodie is the President-elect of the Extracorporeal Life Support Organization (ELSO) and the chairman of the Executive Committee of the International ECMO Network (ECMONet) – two leading international organizations spearheading scientific knowledge in the field of extracorporeal life support. He is currently on the steering committee of numerous ongoing and upcoming clinical trials in the field. In addition, Prof. Brodie serves as a member of the National Heart, Lung, and Blood Institute’s (NHLBI) Protocol Review Committee for the Prevention and Early Treatment of Acute Lung Injury (PETAL) Network.

Prof. Brodie has served as a reviewer in influential scientific journals, including New England Journal of Medicine, The Lancet and The Journal of American Medical Association (JAMA). Prof Brodie has authored more than 300 peer-reviewed publications and book chapters and has delivered nearly 400 invited lectures throughout the world.

Dagi Ben-Noon, Chief Executive Officer of Inspira Technologies, stated: “It is a great honor to have Professor Brodie on Inspira Technologies’ Scientific Advisory Board. Professor Brodie is a distinguished physician, researcher, and lecturer whose scientific and clinical work is admirable.”

About Inspira Technologies OXY B.H.N. Ltd.

Inspira Technologies is an innovative medical device company in the respiratory care industry. Inspira is developing the ART device, a cost effective early extracorporeal respiratory support system with an intent to function as an “Artificial Lung” for deteriorating respiratory patients. The ART device is designed to utilize a hemo-protective flow approach aimed at rebalancing oxygen saturation levels while patients are awake and breathing, potentially minimizing the patient’s need for mechanical ventilation. The Company’s product has not yet been tested or used in humans and has not been approved by the U.S. Food and Drug Administration (FDA) or the CE or other required regulatory agencies.

For more information, please visit our corporate website: www.inspirao2.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Registration Statement on Form F-1 filed with the SEC, as well as its subsequent public filings, which are available on the SEC’s website, www.sec.gov.

For more details:

Miri Segal, Investor Relations, MS-IR LLC, +917-607-8654, msegal@ms-ir.com

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